Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: September 8, 2021

VIAVID

communications simplified.

SPACInsider

Wejo Podcast Conference Call

September 7, 2021

C O R P O R A T E   P A R T I C I P A N T S

Nicholas Alan Clayton, Author, SPACInsider

Kristi Marvin, Founder, SPACInsider

Richard Barlow, Founder and Chief Executive Officer, Wejo

P R E S E N T A T I O N

Nicholas Alan Clayton

Hello and welcome to another SPACInsider podcast.

I’m Nick Clayton and this week, SPACInsider’s Founder Kristi Marvin and I spoke with Richard Barlow, CEO of vehicle data analytics firm, Wejo.

Wejo announced a business combination with Virtuoso Acquisition Corp. in May. We talk about that process and how the SPAC transaction will serve in its expansion plans.

Wejo has taken processes that have been, until recently, conducted with a clipboard and pen and scaled it to a data platform that can give real time snapshots of millions of vehicles on the road at any given time. It aims to soon leverage this data to make it possible for automated cars to sort themselves into parking spots and pay their own tickets, and perhaps even plug themselves into chargers. Take a listen.

Just to get us started, Richard, could you just walk us through Wejo at the high level, and how does its technology work?

Richard Barlow

Yes, I founded and started Wejo in 2014. Wejo, to me, means we journey, and it’s this idea that we provide a platform where we take live data from what’s known as connected vehicles, and we provide a platform to deliver insight back to motor manufacturers where the industry term is OEMs. But we also provide data to smart cities on movement of traffic. We help logistics companies improve delivery times for parcels. We’ve got almost an infinite number of use cases around the value of connected vehicle data.

Nicholas Alan Clayton

You mentioned those use cases. Could you be a little more specific? Like what are smart cities doing with your platform from the nuts-and-bolts view?

Richard Barlow

We’ve got a live pool of vehicles on platform. We have over 11 million vehicles live on platform, and in the subset of those vehicles, we see, for example, hundreds of thousands of electric vehicles. We’re helping smart cities to know where to install chargers. We’re helping smart cities understand about the direction of traffic, understand where congestion is building up, understanding about emissions of vehicles, understanding about where there’s poor safety on roads, and where roads should be reconfigured. There’s numerous use cases that we’re now working with. Cities, governors’ offices, departments of transport, to name a few.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

1

Kristi Marvin

Have you actually had any real-world examples of Wejo in action that maybe you can, just to help give listeners a little bit better context on how Wejo works?

Richard Barlow

Yes, so we’re working with the South Carolina governor’s office, and we advised during lockdown on flows of traffic, so how were people responding to requests to stay at home during COVID. That was a use case earlier this year. We work with multiple DOTs on the flows of traffic. We work with NCDOT, North Carolina Department of Transport. We work with Texas, and we worked with them during the severe weather storms earlier this year. What we’re building is a scaling cadence of DOT saying, hey we’ve never seen live flows of traffic before in such a granular fashion. We can pinpoint a vehicle to 3-meter accuracy.

We can say, we see 7% of vehicles moving in New York. We can pinpoint what they’re doing. We can understand the trends. We can understand where congestion is building up, where crashes are occurring. Actually, one of the use cases is being—we’re seeing temporary construction work. We’re actually advising the DOTs to change their signage to help redirect the other flows of traffic to avoid this temporary construction work on the road.

Kristi Marvin

That’s interesting. Sort of like pulling on that thread, what is the future market, you think, for connected vehicle data?

Richard Barlow

Well, so one of our future examples is already live in Korea where we have vehicles scanning the road, scanning parking lots, and we’ve actually machine learned how to identify multi-story parking lots. We’ve built a methodology where we can scan parking availability. We have hundreds of thousands of vehicles moving around, picking up live data, scanning parking availability. Those insights are being shared, and then they’re then shared with other vehicles to help them park quicker, which then reduces emissions, improves safety on roads.

In terms of the sort of future aspect to that, the next stage of that project is autonomous vehicles where sooner rather than later you’ll be able to get out of your autonomous vehicle, instruct your vehicle to park. Another vehicle in the area will share parking availability, so your AV will drive off, go to that informed parking space. If there’s payment required for parking, if there’s tolling required, then the vehicle can make a frictionless payment.

It’s really exciting to think that soon you will be able to just leave your vehicle and your vehicle will be able to actually look after itself, look after that payment, look after the parking. When you’re ready, your vehicle can come and find you, and then it will share back in the pool that parking space that the vehicle has then left.

Kristi Marvin

Another follow up question to that though, but is the dependence based on the car manufacturers including the Wejo device themselves, or is it like completely unconnected to that?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

2

Richard Barlow

No, so we are a pure software and data company. The majority of most manufacturers in the world have now committed to sell vehicles with connectivity already embedded in the car. We’re not an aftermarket provider. We’re not supplying hardware. We’re not fitting hardware behind the dash of the car. Most manufacturers have fitted this hardware at the point of manufacture. The vast majority of cars sold in the U.S., or vehicles sold in the U.S., have this connectivity built in. The same applies in Asia. The same applies in Europe. What we’ve built is we’ve built a platform to take the live data from these vehicles that have a connectivity demand or connectivity requirement.

Nicholas Alan Clayton

You’ve mentioned that many of your customers are municipalities. Before there were so many connected cars on the road, what were these cities and private customers using to get this data? What is the alternative?

Richard Barlow

Yes, so the alternative for it is mobile data, which has a poorer accuracy, but also then just a physical sort of, you know, there could well be someone with a clipboard and a clicker counting traffic. Or you’ll see, you may well have seen strips on the road. Each of those strips on the road has a lifetime cost of $35,000. The cost of someone sat with a clipboard is high. Whereas a vehicle, the costs are de minimis for most manufacturers to have that data be collected. We’ve then provided a platform that identifies those key value points in the data.

Nicholas Alan Clayton

How does your revenue model scale? Is it primarily tiered to the size and overall number of clients, or will your revenues also scale proportionally as you get more cars connected to your platform?

Richard Barlow

I’ll serve the addressable market at $61 billion, and that’s split in two, so $30 billion is attributable to monetization of data with consent of the driver with full compliance around how that data is shared. There are over 200 defined marketplaces where we can present data to third parties, with consent of driver, with consent of the OEM, and we monetize the data.

We track the unit economics per marketplace, so we monetize end mapping, for example, and we supply some of the top five mapping providers with live data now. We supply data to logistics companies to improve delivery times. We supply data to DOTs, and we typically rev share 65% of gross sales back to the OEM who supplied us the data. That’s a scaling business. That’s how I started Wejo seven years ago, and that’s been hugely successful in the markets we’re in.

On the other side, we, which is another $30 billion addressable market is this provision of software as a service, but it’s a much broader play than just platforms or visualizations. It’s this ability to provide a live data platform for motor manufacturers, for OEMs to present data to that platform, and then they can then use that platform to develop products, such as the parking example I gave you before. But as another example, we have an OEM saying, hey, we have 430 departments within our organization. We’d like to share insights with a number of those departments. Can we use your platform to redistribute data internally, but not just the raw data out, but actually the curated data, just the key insights that have value for those respective departments?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

3

Kristi Marvin

Just looking at your financials, your projected growth is tremendous, to say the least. Walk us through exactly how do you plan to scale the business to achieve those projections? Can you walk us through the bridge from 2022 to 2025 revenue?

Richard Barlow

Yes, so we have three sides to our business. We have scaling vehicles coming to platform. We have scaling unit economics per marketplace, and we have scaling subscriptions on our software as a service.

If we take the monetization side of the business, the marketplace side of the business first, if our unit economics were flat per marketplace, by simply scaling more live vehicles on platform, that would still scale our revenues, but actually, our unit economics are scaling per marketplace. For example, our unit economics per vehicle, per year last year were $0.40 per vehicle. This year, the average will be $0.70, but actually we’ll close the year at more like $1 per vehicle per year, and we’re actually going to be more than $11 per vehicle per year by 2025. We’ve got that side of the business.

We’ve also got scale of vehicles, so this year we’ll end the year by having about 14 million vehicles live on platform. We’ve actually got over 11.3 million vehicles live now, but we’ve got great visibility about which OEMs are going to contribute more live vehicles on platform this year. We then scale to over 30 million vehicles by next year, and by 2025 we estimate to have over 120 million vehicles live on platform. We’ve got visibility of more than 65% of 120 million.

By vehicles scaling and by the unit economics improving per marketplace, that gives us great visibility and will help other people understand how we’re scaling as a business. That’s that side of the business. In terms of how we’ll be reporting in our 10-Qs and our 10-Ks, we’ll be disclosing live vehicles on platform. We’ll be disclosing our unit economics per marketplace, so people can take their own view about the scale effect of our business.

That’s one side, and then the other side is our SaaS business. That’s where we’re already showing scaling demand from OEMs who are paying a subscription fees and they pay transaction fees. They pay transaction fees on a live, on a per live vehicle basis. Again, if vehicles are scaling on platform, which they are day in, day out, then that drives our revenues up. But then we also charge subscriptions for more and more product demand. What you’ll see this year is a number of announcements from our partnerships from the likes of Palantir, from our partnerships with the likes of Microsoft, where we’re building joint collaborations with credible companies like that, but then we’re offering those joint products back to OEMs and charging subscription fees.

Kristi Marvin

Richard, following on that scaling of your annual revenue, let’s talk about those steps. What are each of the value adds that you can bring to bump up your revenue per connected car? Meaning, how many of those are achievable organically, and how much could you add through features brought in via M&A?

Richard Barlow

We have now got, within Wejo, we have experts in insurance, in dealer, in fleet, in entertainment, and in traffic management. We also have an incredible data division that’s much broader than connected vehicle data. The key anchors of our business are delivering robust scale in insurance. In Japan, for example, we have a partnership with Sompo. We have people working for Wejo full time in Japan. We are delivering insurance products out there. We have expertise now in the U.S. where we’re scaling insurance. We have expertise for remote diagnostics in both Europe and America. Principally, we don’t need to do any acquisitions to deliver this incremental unit economic growth per vehicle.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

4

In terms of tracking and forecasting how we’re going to deliver our scale of revenues we have visibility of up to 65% of all our vehicles scaled to 2025 in terms of the ingress of data from multiple OEM partners already contracted. We’ve got visibility of over 200 partner interviews where we’re in multiple markets that we forecast. We have visibility of how we’re going to deliver our remote diagnostics, our fleet, our insurance, our scale traffic management, and our advertising marketplaces.

Acquisition will help. Acquisition will mitigate some risk in certain new markets. There’s a fundamental difference between launching insurance in Japan than there is in launching insurance, say, in Europe or the U.S. Certain strategic acquisitions could be interesting to help do that, but fundamentally, we’ve got the building blocks within Wejo already.

Nicholas Alan Clayton

Okay, great, and what are you seeing in terms of the turnover in the stock of active vehicles on the road? How fast will we see connected cars take additional market share?

Richard Barlow

At the moment, the total connected vehicles are 12%, 13% now by the end of this year, and that’s taking into account that there’s been a slightly lower number of connected vehicles with the current shortage of semiconductors. But we expect there will be a compounding growth to be about 3%, 2%, 3% per annum over the next 10 years.

It’s not just sort of new cars being added. There’s also the existing carpark out there that can be connected. We’ve got vehicles live on platform that were built in 2014, for example. There’s a live pool of, you know, what they call the global carpark of vehicles that can be activated and are being activated onto Wejo’s platform, and then there’s new cars being sold that gives you that sort of scale from eleventh in the global carpark being connected now to 40% of the global carpark by 2030, and Wejo being more than 60% of that 40% by 2030.

Nicholas Alan Clayton

You mentioned the chip shortage there. That’s been a hot topic this year and a factor driving a lot of SPAC deals. How does it specifically effect your edge of the market?

Richard Barlow

The OEMs have given a schedule to 2025 of how they expect to onboard vehicles. That’s a combination of new cars sold and also vehicles already out in the field that just need to be activated. It will have no bearing on our vehicle activations next year where we’re forecasting 30 million live vehicles on platform, which more than, which will near enough triple our live vehicles on platform today, and more than triple the number of data points coming onto platform into 2023. If the chip shortage continue, there’d be a slight effect, but not a marked effect.

Nicholas Alan Clayton

Wejo appears to be working very closely with a large ecosystem of players as its business. How are you collaborating with them, and how do those relationships impact the richness of your data?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

5

Richard Barlow

Yes, the data we’ve been offered by OEMs, there are─an analyst asked me the other day, he said, how many ideas a day do you get for the data? He knew the answer before he posed the question, and that’s the point is that we’re getting over 150 sensors per vehicle. You can say, well, we’re getting engine temperature. We get suspension movements. We get powertrain performance. The idea of having this live data set, we’re seeing parts fail in real time in vehicles. You can have hundreds of ideas a day, so we look to build a strong partner ecosystem so we can leverage relationships they’ve already built.

For example, with Palantir, they’ve already got a great ecosystem in automotive ERP and insurance risk management. For me, should I be spending the dollars that we’re raising through this capital exercise for us to sort of reinvent the wheel, or should we be leveraging our partners like Palantir who have already integrated into (phon) insurers, or leverage the ERP systems that Palantir have already integrated into. Palantir is a great example of a partnership where they’ve already done the hard work, so to speak, and we just leverage it.

We just announced a partnership with Esri, who are a $1 billion GIS business. They’ve got hundreds of thousands of developers who are coming up with interesting mapping outcomes. Again, for us to rebuild a 200,000-developer community would be a huge task, whereas Esri are incredible at doing that, and we’re super proud of the relationships we’re building. Partnerships are incredibly important to us as a business.

Kristi Marvin

Richard, investors are probably likely to draw parallels between Wejo and Otonomo, which is another vehicle data firm which recently went public with Software Acquisition Corp. II this year. How would you say your two companies compare and differ in terms of your business model and your product offerings?

Richard Barlow

In terms of the raw statistics, we process 16 billion data points a day. We process 400,000 data points a second. I don’t believe Otonomo are anywhere near that level of data in. In terms of the transparency as a business, we will be showing, and we’ve shown in our S-4, we’ve shown in our 8-K, about how having live vehicles on platform drives the unit economics of the business.

But then but ultimately, Wejo’s ability to collect and aggregate data is superior in every way. Wejo is the only company to source data directly from OEMs integrated sensors, giving us our own true proprietary data set. There is no standard in the industry. We are becoming the standard. We’re becoming the standard in the automotive market, and Wejo’s cloud-based data exchange platform offers integration options on all sides of the exchanges, which is reflected in partnerships such as we’ve built with Magna, with HELLA. Again, that’s not something that our competition is offering to do.

Then in terms of consent and our anonymization framework, we’ve pioneered data for good as a mantra in the business. We’ve been doing this for seven years. Where every one of the 400,000 data points a second we process, we check the consent of that data point, again, unique to Wejo. We don’t buy third-party data assets in. We won’t buy mobile data in. We won’t buy dongle data in as a way of driving our data volumes up. We’re a pure play provider, which means that we can also guarantee the origination where the data is coming from, which is why we’re being chosen by incredible mapping partners and DOTs. Again, which is unique to Wejo’s proposition.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

6

Nicholas Alan Clayton

To that point, how does Wejo protect sensitive user data and ensure privacy right now? There is a lot of skepticism from customers on these issues, particularly when you’re dealing with so many partners.

Richard Barlow

Yes, on a practical basis, we have over 900 documented procedures about how we look after data. We have stronger commercial relationships with OEMs where information security is incredibly important. In Europe there’s something called TISAX which we adhere to. In the U.S. there’s various TIPS (phon) or agreements, but ultimately, it’s how we look after data. We’re ISO 27,001 approved. We are going through 27,000 (inaudible) at the moment. We know how to look after data. We show it day in, day out, a robust methodology around protecting data. The DNA within Wejo, as I said at the start of this podcast, Wejo means to me we journey, and it’s this idea that there is journey data. There’s huge value to it, but we must protect it. We must defend that data, and that again is unique to Wejo’s proposition and industry.

Kristi Marvin

I’m going to ask you a few SPAC questions maybe. How did Wejo decide on a SPAC listing, say versus a traditional IPO? What was the thought process around that?

Richard Barlow

We went through various considerations. Historically, we raised over $150 million from the private markets. We went through a consideration of should we do an IPO in the London market. Should we do a SPAC in the U.S. market, or should we go down the private equity route? We had some interesting offers.

We had some interesting conversations, but actually, in terms of the next stages of growth from OEMs, what the issues we had was OEMs want us to be live now with established bases in all of APAC, not just Korea and Japan but the whole—but in China, for example. We’ve got OEMs who want us to be live in 14 European countries. We’ve got OEMs who’ve got demand in LATAM, and all those demands require considerable Opex and all those led us to the route of actually going through a SPAC process was the right decision for all stakeholders within Wejo.

We’ve had great support from our existing investors, including General Motors, to go down this route as well. It was an interesting debate we went through, and we’re really happy with the outcome we got and a great partner in Virtuoso are the SPAC where we’ll be completing a merger to shortly.

Kristi Marvin

Yes, so that was actually my follow up question to that. Why Virtuoso because I imagine you were probably being courted by multiple SPACs. Given that there are relatively few listed players with a data platform as vehicle-focused as yours, what do you think the advantages are for a public listing and what will that bring? Meaning, how do you aim to take advantage of that?

Richard Barlow

Yes, I mean, in our 8-K and our S-4 we gave an overview of our strategy, and it’s not just organic growth. We’re also very much focused on M&A as well. We felt going to public markets gave us the capital, so to speak, to actually do some interesting acquisitions. We are appraising a number of businesses at the moment. We’re not yet decided if we’ll be doing anything this year or next year, but it’s certainly part of our strategy will be to use this public capital to be able to do some interesting acquisitions, to be able to deliver on the OEMs demands where we have OEMs who want us to be live in all six continents.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

7

They want us to launch quicker insurance, for example, on a global basis, to launch remote diagnostics. Remote diagnostics is another example is fundamentally different between the Europe’s approach to right to repair and the U.S.’s approach to the Massachusetts’s right to repair. Having that capital where we can do interesting acquisitions, and we can also do interesting organic scale. That’s the reason that drove us to go through this process of coming to public markets.

Nicholas Alan Clayton

Great. I definitely want to talk about some of those M&A opportunities in a bit, but earlier we mentioned Otonomo, and they’re private actors in this field as well. How did you approach the valuation discussion with Virtuoso in terms of balancing the valuations competitors versus your own internal metrics?

Richard Barlow

I feel it’s a really strong relationship with the founding partner and CEO of Virtuoso, a gentlemen called Jeff Warshaw. He talked me through the process he went through of choosing a SPAC. In fact, I’ve seen him talking to some of his trusts where he said he’d be doing a deal quickly. Well, we know he was considering another deal before he came to meet Wejo. We were talking to other SPACs and there was a meeting of the minds between the incredible experience that Jeff’s got as an operating partner, and the incredible support he’s got from his trust members. Virtuoso had considered a number of differing SPACs out there, not just in the data space, but also in the ad tech space.

In connection to the valuation of Wejo, Virtuoso’s management and the board of Virtuoso reviewed certain (inaudible) of publicly traded companies that were chosen based on professional judgement and expertise of its management in consultation with members of Virtuoso’s board. They considered our forecast, they considered other forecasts at the market. We felt our valuation was potentially undervalued compared to some of our peers, but was right for where the market was at that moment in time.

It would have been very easy for us to choose the highest offer. There’s lots of facets to discuss. Virtuoso are great operators in terms of Jeff Warshaw and Sam Hendel. Sam is the co-founder of Dataminr, and they’ve just completed a private rating, value of that business at $4 billion. Sam’s proven himself to be an incredible operator in the data space. Then, Jeff’s experience of M&A, his experience in the media sector, it became a perfect sort of partnership. Jeff and I spent three days together last week, actually in the U.K., just sort of talking through and planning through about what we’ll be doing next with Wejo when we complete this relisting, so a great partner.

Kristi Marvin

Right, right, and so, final question around the SPAC aspect of it. Do you have a sense of timing at around the shareholder vote? I know you are currently in the proxy process, but maybe if you could give listeners some sort of sense of where you are in that process.

Richard Barlow

You’ll have seen we’ve published the S-4. We’re now going through that process. It’s very difficult to determine when that process will complete. You can’t predict how many questions you may get from the SEC, but we expect to complete at some point at the end of this year.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

8

Nicholas Alan Clayton

Great. Getting back to M&A, could you just walk us through what some of those opportunities look like? Are you seeing other data shops whose teams you’d want to tack on? Are you seeing some vertical integration plays up and down the value chain?

Richard Barlow

Yes, and exactly that. We’re tasked with OEMs, and something else that’s unique to Wejo is we have something called preferred partner status with OEMs where we have degrees of exclusivity in a defined market, other than if the OEM, sorry, motor manufacturer, has existing commercial relationships in place. Well, we can’t possibly be experts in insurance, in fleet, in remote diagnostics, in recovery. Let’s just be realistic about this. We do build a strong understanding internally, but if we can then work with partners, if we can then work through about great businesses that would help us both integrate or bring forward more marketplaces for OEMs, then that’s driving our M&A strategy.

Nicholas Alan Clayton

Among those partners, you’ve mentioned you’ve been partnering with General Motors for quite some time. How have those relationships developed over time, and as their own needs have changed?

Richard Barlow

I founded Wejo in 2014 and, in fact, that was the first year that we started building a relationship with General Motors, but they weren’t the only OEM. Back then was the first year we met Fiat Chrysler, FCA, now known as Stellantis. We started building a relationship with Volkswagen in the U.S.

GM is an important partner to us, but we’ve parallel run building relationships with numerous OEMs. You’ll note we have relationships with over 17 OEMs and Tier 1 partners. How the relationship with GM has evolved over time is that, to start with, we were, and we are, their preferred partner platform for the monetization of compliant data to numerous third parties in these exclusive marketplaces.

Beyond that now, we’re working with them in a number of fields. You’ll note in our S-4 that we refer to SaaS products, and I’m sure we’ll be making announcements later this year, next year, about a number of OEMs that we’re building SaaS platforms for.

Nicholas Alan Clayton

Are you finding that they were maybe asking for data for one thing, but those asks have changed and developed?

Richard Barlow

No, what’s happened is we’ve built a great cadence with GM, and we’ve built—we’ve got a great cadence with all our OEM partners where we’ve shown the power of processing over 400,000 data points a second in near real time and showing incredible sort of outcomes. Even the last 24 hours you may well have seen a number of OEMs offering hurricane support.

We’re also providing hurricane support. We’re providing research, data, back to departments of transport, back to governor’s office to understand about what’s going on here and now, and that’s the beauty of the data we collect. We don’t just collect live location data and how we see (inaudible) vehicles in New York, for example, but knowing live weather, knowing the severity of rain, knowing the humidity, knowing how vehicles are performing, knowing if EVs are having issues recharging, if there’s a power outage, really powerful data that is relevant in multiple industries.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

9

Nicholas Alan Clayton

You noted how M&A could be used as a play to get some greater depth in insurance. Do you see ways in which M&A could be used as a territorial play to expand your coverage, too?

Richard Barlow

Well, the challenge with insurance is that to date, insurance that’s sort of been, you know, the pricing has been determined by telematics data historically, which is say dongle derived or black box derived or mobile derived. It’s quite limiting. It’s limiting in terms that it tends to be commercially viable around high-risk drivers or high premiums, so DUIs, older drivers, subprime areas of where the vehicles are located.

That doesn’t reflect the underwriting profile, the risk profile of a typical owner or driver of a connected vehicle. There’s a big mismatch. We refer to UBI because it’s a helpful catchall around what telematics drive insurance is but actually, we’re much more than just scoring driving to reduce premium. Simply put, we’re looking to provide insurance to premiums of say $600, whereas UBI insurance is typically more than double that.

If you’re looking at a premium where it’s only $600 then there’s other areas you need to focus on. For example, we’re focused on claims leakage where we want to reduce claims cost from between 8% and 12%. That’s a fundamental, significant saving to insure (phon), which is much more profitable for the carrier or insurer than just purely focused on UBI product. We’re working with our insurance partners around an end-to-end solution where we can grade certain insurers if the driver gives consent. Actually, even if the driver doesn’t want to have their driving scored, we can still find significant cost savings from the likes of claims leakage and other areas of insurance process.

Kristi Marvin

Richard, one final question for you, and it’s sort of just a fun one to close it, but what is the origination story of Wejo? How did you start the Company?

Richard Barlow

My background is data trading. I previously exited a substantial data trading organization in the U.K., and I was taking some time out. I was going to take two years out and then after two weeks I decided that I needed to do something new. I’ve got a passion for motorsport, and I realized that actually telemetry motorsport was going to come into mainstream vehicles. Sort of the small idea in 2014 I decided to approach the industry and start saying you need a platform to receive your data.

Actually, one of the partnerships I’m really proud of is Cosworth who provide telemetry in NASCAR and Indie, in Formula 1, in Formula E, and various motorsports, you know, and we’re about to announce a product with them where we’ve brought some of that learning back to the OEMs. Again, where we’re going to be reducing the overhead of data, for example. It's come full circle from how we started and how we’re now scaling as a business.

Kristi Marvin

Thanks. It’s always fun hearing how these businesses, these wonderful businesses as they, you know, we usually get to meet them a little bit later in the stage, but it’s always fun to hear how they actually started. Really appreciate you taking the time to talk with us today, Richard, and hope to be talking with you again soon.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

10

Richard Barlow

Thank you for your time. Thank you.

***

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

11

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

12

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

13